Exhibit 99.1

Gold Royalty Announces Inaugural Quarterly Cash Dividend program

VANCOUVER, BC, Jan. 18, 2022 /CNW/ - Gold Royalty Corp. (NYSE American: GROY) (“Gold Royalty” or the “Company”) is pleased to announce that its board of directors has approved the initiation of a quarterly dividend program and declared an inaugural quarterly cash dividend of US$0.01 per common share. The dividend will be paid on March 31, 2022 to shareholders of record as of the close of business on March 15, 2022.

“The announcement of our inaugural dividend represents a key milestone for Gold Royalty, providing our shareholders with a competitive yield, and is a natural consequence of the rapid growth we have experienced since our IPO in March 2021. Our balanced portfolio has grown from an initial portfolio of 17 to over 190 royalties, including six on producing mines with a further seven on mines in development. The scale and quality of our assets, which are heavily weighted in the tier one mining jurisdictions of Quebec and Nevada, underscore what we believe is a peer-leading growth profile over the next several years. This outstanding portfolio has the potential to support growth in dividends in the future,” stated David Garofalo, the Company’s Chairman, President and Chief Executive Officer.

Mr. Garofalo continued: “This portfolio includes our cornerstone asset, a 3% net smelter return royalty on a significant portion of the Canadian Malartic Odyssey underground project, where construction was approved by Agnico Eagle and Yamana in 2021, who announced expected production at the project in 2023, ramping up through 2029 to produce between 500,000 and 600,000 ounces of gold at the project annually to 2039. Generational assets like Odyssey cannot be easily replicated and underpin a solid foundation upon which we plan to continue to build and diversify our portfolio. With US inflation rising to 40-year highs, we believe the royalty business is an ideal platform to further build our exposure to rising gold prices, while shielding our shareholders from rising mining costs.”

The dividend qualifies as an “eligible” dividend as defined in the Income Tax Act (Canada). The dividend is subject to customary Canadian withholding tax for shareholders that are not resident in Canada.

The dividend program contemplates quarterly dividends, the declaration, timing, amount and payment of which will be subject to the discretion and approval of the board of directors of the Company based on relevant factors, including, among others, the Company’s financial condition and capital allocation plans.

About Gold Royalty Corp.

Gold Royalty Corp. is a gold-focused royalty company offering creative financing solutions to the metals and mining industry. Its mission is to acquire royalties, streams and similar interests at varying stages of the mine life cycle to build a balanced portfolio offering near, medium and longer-term attractive returns for its investors. Gold Royalty’s diversified portfolio currently consists primarily of net smelter return royalties on gold properties located in the Americas.

Qualified Person

Alastair Still, P.Geo., Director of Technical Services of the Company and Glenn J. Mullan, P.Geo., a director of the Company, are each a “qualified person” as such term is defined under National Instrument 43-101, and have reviewed and approved the technical information disclosed in this news release.

Technical Information

Disclosure relating to properties in which Gold Royalty holds royalty or other interests is based on information publicly disclosed by the owners or operators of such properties, further information regarding the Odyssey underground project is set out in the technical report titled “NI 43-101 Technical Report, Canadian Malartic Mine, Quebec, Canada”, with an effective date of December 31, 2020, prepared for Agnico Eagle Mines Limited and Yamana Gold Inc., and is available under their profiles at www.sedar.com. The Company generally has limited or no access to the properties underlying its interests and is largely dependent on the disclosure of the operators of its interests and other publicly available information. The Company generally has limited or no ability to verify such information. Although the Company does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate.

Unless otherwise indicated, the technical and scientific disclosure contained or referenced in this news release, including any references to mineral resources or mineral reserves, was prepared by the project operators in accordance with Canadian National Instrument 43-101, which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the “SEC”) applicable to domestic issuers. Accordingly, the scientific and technical information contained or referenced in this press release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

Cautionary Statement on Forward-Looking Information

Certain of the information contained in this news release constitutes ‘forward-looking information’ and ‘forward-looking statements’ within the meaning of applicable Canadian and U.S. securities laws (“forward-looking statements”) and involve known and unknown risks, uncertainties and other factors that may cause Gold Royalty’s actual results, performance and achievements to be materially different from the results, performance or achievements expressed or implied therein. The words “believe”, “expect”, “will”, “propose” and derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify the above mentioned and other forward-looking statements. Such forward-looking statements, include, among other things, statements regarding: the payment of the dividend and declaration of future dividends, including the timing and amount thereof, the expectations of the operators of the Odyssey underground project regarding production and ramp-up at the project, including the timing and projected production rates, the Company’s expectations regarding its growth profile and the potential of its portfolio to support future dividend growth, involve risks, uncertainties and other factors which may cause the actual results to be materially different from those expressed or implied by such forward-looking statements. Such factors include, among others, material adverse effects on the business, properties and assets of the parties; the impact of general economic and market conditions; any inability of the operators of the properties underlying the parties’ royalty and other interests to execute proposed plans for such properties, risks related to such operators or the exploration, development and mining operations of the properties underlying the parties’ royalty and other interests; impacts of macroeconomic developments; and the impact of and the responses of relevant governments to the COVID-19 pandemic and the effectiveness of such responses and the other important risks and uncertainties set out in Gold Royalty’s Annual Report on Form 20-F for the year ended September 30, 2021 and its other public filings available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward- looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.

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SOURCE Gold Royalty Corp.

View original content: http://www.newswire.ca/en/releases/archive/January2022/18/c3336.html

%SEDAR: 00051255E

For further information: For Elemental shareholders who have questions or require additional information, please contact: Laurel Hill Advisory Group, North American Toll-Free: 1-877-452-7184 (+1-416-304-0211 outside North America), E-mail: assistance@laurelhill.com

CO: Gold Royalty Corp.

CNW 06:30e 18-JAN -22